FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

810-625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1   Canarc Engages Hatch to Evaluate the Feasibility of Installing a Small Concentrate Autoclave to Produce Gold Dore Bars at the New Polaris Mine Site

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  May 15, 2018
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer